EXHIBIT 8

                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116



                                  April 6, 2000





BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Dear Directors:

                     Quality Dining announced on April 4, 2000 that its Board of Directors authorized Daniel Fitzpatrick and other members of management to purchase up to 1,000,000 additional shares of Quality Dining common stock, and that their purchases will be timed so as not to compete with purchases by the Company under its share repurchase program. Put simply, you impeded our ability to pay Quality Dining shareholders a substantial premium for their stock. You are now establishing a mechanism that allows Dan Fitzpatrick to acquire those shares while paying no premium at all! How can you take such an action? YOU ARE SERVING THE INTERESTS OF YOUR FRIENDS WHILE ACTING AT ODDS WITH THOSE OF QUALITY DINING'S SHAREHOLDERS.

                     You have previously instituted a "poison pill" shareholder rights plan to, in effect, prohibit any person or group from acquiring 15% or more of the outstanding shares. As you know from our shareholder proposal at the last annual meeting, we wish to see the poison pill terminated so that it would not serve as an impediment to enhancement of shareholder value through an acquisition of the Company. We see your waiver of its application solely to Dan Fitzpatrick, his affiliates, associates or management, however, as worse, much worse, than its mere existence.

                     With no poison pill or the waiver of its application to the highest bidder in an auction of the Company, we or other interested acquirors could bid to buy the Company from its shareholders and, in all likelihood, would be required to pay a control premium (i.e., a price substantially in excess of

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current market prices) to acquire a controlling interest. As you know, we had offered to acquire the Company for $5 per share in cash (which represented a 122% premium over the market price prior to the making of that proposal). Your decision to permit Dan Fitzpatrick and other insiders to buy an additional 1,000,000 shares will allow them to solidify their control over the Company without paying any control premium. The Company's purchase of shares from other shareholders through its buyback program compounds the problem by further increasing management's percentage ownership.

                     We believe that, by denying the right of shareholders to receive a control premium, you are violating your fiduciary duties to Quality Dining's shareholders and should be held accountable for the loss of value that results, including any lost control premium that shareholders would have otherwise received.

                     If your goal in permitting additional management purchases and in instituting the share buyback program was to support the market price of the stock, we believe you should allow NBO and all other parties to be free of the poison pill's restrictions. It is simply inconceivable to us that you would waive the pill for insiders, but not for us or any others who might buy shares at a premium to current market prices. If you lift the pill for us and approve our future purchases for purposes of the applicable Indiana antitakeover statutes, it would be our intention to purchase additional shares.

                     WE URGE THE BOARD TO RECONSIDER ITS ACTIONS AND WAIVE THE PILL FOR ALL OR NONE. This action would create a level playing field and invite value-enhancing share purchases from a broader field of investors, while transferring any control premium from insiders to the shareholders - where it belongs. If you proceed with your present course of action, we will be forced to consider all alternatives, including litigation, to stop what we see as a blatant effort to solidify management's control at the shareholders' expense.

                     As a secondary concern, we do not see how the conflicts of interest inherent in coordinating the timing of purchases between the Company and the management group could be satisfactorily resolved. Are any other shareholders being given information about the Company's acquisition program to enhance their buying efforts? Nor have we seen any Schedule 13D filed by members of management with respect to their actions as a group with regard to their coordinated purchases. We intend to review the fiduciary duty and securities law issues involved and, again, will consider all alternatives to hold any and all parties accountable for any violations that result from this course of action.

                     As we have indicated in the past, we advocate a sale of the Company to the highest bidder through an auction process. We believe that this is the only way in which the shareholders would receive a meaningful premium over the current trading prices for their shares in the foreseeable future. We hope the Board will not deny shareholders this opportunity by proceeding with the action described above.



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                     Please communicate your response to us as soon as possible.



                                                    Very truly yours,

                                                    /s/ David W. Schostak

                                                    David W. Schostak


cc:     Philip J. Faccenda
        Daniel B. Fitzpatrick
        James K. Fitzpatrick
        Ezra H. Friedlander
        Steven M. Lewis
        Christopher J. Murphy III
        Bruce M. Jacobson